# SEC Schedule 13D/A (Amendment No. 26) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ModivCare Inc., CIK 0001220754
CUSIP: 743815102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 6900 E Layton Avenue 12th Floor, Denver, Colorado (CO), 80237
Date of event which requires filing of this statement: 11/24/2025
Filed by CIK 0001409751
Persons authorized to receive notices and communications: Christopher Shackelton, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, (203) 883-0100; Adam Gray, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, (203) 883-0100; Debevoise & Plimpton LLP, Attention: William D. Regner, Esq., 66 Hudson Boulevard, New York, New York (NY), 10001, (212) 909-6000

## Reporting persons
- Coliseum Capital Management, LLC (CIK 0001409751): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,485,175; sole dispositive power 0; shared dispositive power 4,485,175; aggregate amount beneficially owned 4,485,175 (31.2% of the class)
- Coliseum Capital, LLC (CIK 0001409585): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,576,621; sole dispositive power 0; shared dispositive power 3,576,621; aggregate amount beneficially owned 3,576,621 (24.9% of the class)
- Coliseum Capital Partners, L.P. (CIK 0001356974): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,463,284; sole dispositive power 0; shared dispositive power 3,463,284; aggregate amount beneficially owned 3,463,284 (24.1% of the class)
- Coliseum Capital Partners II, L.P. (CIK 0001567187): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 113,337; sole dispositive power 0; shared dispositive power 113,337; aggregate amount beneficially owned 113,337 (0.8% of the class)
- Adam Gray (CIK 0001454123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,485,175; sole dispositive power 0; shared dispositive power 4,485,175; aggregate amount beneficially owned 4,485,175 (31.2% of the class)
- Christopher Shackelton (CIK 0001430708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,485,175; sole dispositive power 0; shared dispositive power 4,485,175; aggregate amount beneficially owned 4,485,175 (31.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ModivCare Inc.
Address of issuer's principal executive offices: 6900 E Layton Avenue 12th Floor, Denver, Colorado (CO), 80237
Comment:
Explanatory Note: This Amendment No. 26 (this "Amendment") to the Schedule 13D (the "Initial 13D") relating to the common stock, par value $0.001 per share ("Common Stock") of ModivCare Inc. (the "Issuer"), filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on July 30, 2012 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 20, 2012, Amendment No. 2 to the Initial 13D filed on September 13, 2012, Amendment No. 3 to the Initial 13D filed on November 28, 2012, Amendment No. 4 to the Initial 13D filed on August 15, 2013, Amendment No. 5 to the Initial 13D filed on October 28, 2014, Amendment No. 6 to the Initial 13D filed on February 23, 2015, Amendment No. 7 to the Initial 13D filed on March 16, 2015, Amendment No. 8 to the Initial 13D filed on March 17, 2017, Amendment No. 9 to the Initial 13D filed on December 13, 2017, Amendment No. 10 to the Initial 13D filed on May 10, 2018, Amendment No. 11 to the Initial 13D filed on June 1, 2018, Amendment No. 12 to the Initial 13D filed on June 7, 2018, Amendment No. 13 to the Initial 13D filed on November 14, 2019, Amendment No. 14 to the Initial 13D filed on June 12, 2020, Amendment No. 15 to the Initial 13D filed on November 12, 2020, Amendment No. 16 to the Initial 13D filed on September 9, 2021, Amendment No. 17 to the Initial 13D filed on May 10, 2023, Amendment No. 18 to the Initial 13D filed on August 10, 2023, Amendment No. 19 to the Initial 13D filed on August 11, 2023, Amendment No. 20 to the Initial 13D filed on September 11, 2023, Amendment No. 21 to the Initial 13D filed on September 13, 2023, Amendment No. 22 to the Initial 13D filed on September 18, 2023, Amendment No. 23 to the Initial 13D filed on December 13, 2024, Amendment No. 24 to the Initial 13D filed on January 10, 2025 and Amendment No. 25 to the Initial 13D filed on January 14, 2025 amends and supplements certain of the items set forth therein.

As used in this Amendment, the term "Reporting Persons" collectively refers to:
Coliseum Capital Management, LLC, a Delaware limited liability company ("CCM");
Coliseum Capital, LLC, a Delaware limited liability company ("CC");
Coliseum Capital Partners, L.P., a Delaware limited partnership ("CCP");
Coliseum Capital Partners II, L.P., a Delaware limited partnership ("CCP2");
Adam Gray ("Gray"); and
Christopher Shackelton ("Shackelton").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On August 20, 2025, the Issuer and certain of its subsidiaries (collectively, the "Company") voluntarily initiated proceedings (the "Chapter 11 Cases") under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") with a prearranged Chapter 11 plan (the "Plan") as contemplated by the Restructuring Support Agreement, dated as of August 20, 2025 (the "RSA"), by and among the Company and certain of their first lien lenders and second lien noteholders (the "Consenting Creditors"). The RSA contemplates a comprehensive restructuring of the Company's debt obligations and capital structure and a recapitalization of the Company. On November 24, 2025, certain of the Reporting Persons executed a joinder to the RSA, thereby agreeing to be bound by all of its terms as a Consenting Creditor.

The RSA contains certain representations, warranties and covenants on the part of the Company and the Consenting Creditors, including limitations on the parties' ability to pursue alternative transactions, commitments by the Consenting Creditors to vote in favor of the Plan, and commitments of the Company and the Consenting Creditors to cooperate in good faith to finalize the documents and agreements necessary to consummate and complete the restructuring. Although the Company intends to pursue the restructuring in accordance with the terms set forth in the RSA and the term sheet attached thereto, there can be no assurance that the Company will be successful in completing the restructuring, whether on the same or different terms or at all.

The RSA includes certain milestones (the "Milestones") for the progress of the Chapter 11 Cases, which include entry of an order by the Bankruptcy Court confirming the Plan on or prior to December 10, 2025 and the effective date of the Plan (the "Plan Effective Date"), which shall occur on or prior to December 24, 2025. The RSA contemplates that the Milestones may be extended or waived by a majority of the Company's first lien lenders party thereto.

The RSA may be mutually terminated upon, among other things: (a) the failure to meet the Milestones; (b) the occurrence of certain breaches of the RSA; (c) the mutual agreement of the parties; and (d) in the case of the Company, if the board of directors, members, or managers, as applicable, of the Company reasonably determines in good faith and based upon advice of outside legal counsel that performance under the RSA would be inconsistent with its applicable fiduciary duties. The RSA will automatically terminate after the Plan Effective Date.

The foregoing description of each of the RSA does not purport to be complete and is qualified in its entirety by reference to the full and complete terms of the RSA, a copy of which is included as Exhibit 10 to this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

Exhibit 10: Restructuring Support Agreement, dated August 20, 2025, by and among ModivCare Inc., certain of its subsidiaries, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on August 21, 2025)

## Signatures
- Coliseum Capital Management, LLC: /s/ Chivonne Cassar, Attorney in fact (11/26/2025)
- Coliseum Capital, LLC: /s/ Chivonne Cassar, Attorney in fact (11/26/2025)
- Coliseum Capital Partners, L.P.: /s/ Chivonne Cassar, Attorney in fact (11/26/2025)
- Coliseum Capital Partners II, L.P.: /s/ Chivonne Cassar, Attorney in fact (11/26/2025)
- Adam Gray: /s/ Chivonne Cassar, Attorney in fact (11/26/2025)
- Christopher Shackelton: /s/ Chivonne Cassar, Attorney in fact (11/26/2025)